July 12, 2005

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zix Corporation Registration Statement on Form S-3 File No. 333-124318 Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the quarter ended March 31, 2005

Ladies and Gentlemen:

     On behalf of Zix Corporation (the “Company”), we have electronically transmitted herewith Amendment No. 1 to the above-referenced Registration Statement (“Amendment No. 1”), which has been marked to indicate the changes in the Amendment. In addition, we have today forwarded, by way of overnight delivery, five marked copies of the Amendment No. 1, c/o Adam Halper, for the convenience of the Staff.

     This Amendment includes additional disclosure and/or exhibits as previously agreed with the Staff in the Company’s prior responses. For the convenience of the Staff, we include below the Staff’s comment number and the page number of Amendment No. 1 which includes the response.

Comment Number	Page Number
No. 1	See Exhibit 5.1, Legal Opinion

No. 4	Page 5, under “Miscellaneous” heading

     If the Staff does not object, the Company would like to file an acceleration request as soon as possible. In this regard, a representative of the Company will be contacting the Staff in the next few days to confirm that the acceleration request can be accommodated.

Securities and Exchange Commission	-2-	July 12, 2005

     Please do not hesitate to contact me at 214.953.6419, or Ron Woessner of the Company at 214.370.2219, if we can be of any further assistance in reviewing the above responses.

Very truly yours,

/s/ Sarah Rechter

Sarah Rechter

cc: Ronald A. Woessner, Esq.